Exhibit 5.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

January 14, 2016

Petrobras Argentina S.A.

Maipú 1, 21st Floor

(C1084ABA) Buenos Aires

Argentina

Ladies and Gentlemen:

Pursuant to your request, we have conducted a reserves evaluation of the net proved oil, natural gas liquids (NGL), and gas reserves, as of December 31, 2015, of certain selected properties in which Petrobras Argentina S.A. has represented that it owns an interest. This evaluation was completed on January 14, 2016. The properties evaluated consist of working interests located in Argentina. Petrobras Argentina S.A. has represented that these properties account for 81 percent on a net equivalent barrel basis of Petrobras Argentina S.A.’s net proved reserves as of December 31, 2015, and 100 percent of the properties operated by Petrobras Argentina S.A. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Petrobras Argentina S.A.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2015. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Petrobras Argentina S.A. after deducting all interests owned by others. Petrobras Argentina S.A. has advised that its government royalty obligation is paid in cash; therefore, net reserves have not been reduced in consideration of this royalty obligation.

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Estimates of oil, NGL, and gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with Petrobras Argentina S.A. personnel, from Petrobras Argentina S.A. files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Petrobras Argentina S.A. with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Petrobras Argentina S.A., and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on existing economic conditions or to the expiration of the concession, whichever occurs earlier.

Where adequate data were available and where circumstances justified, material-balance and other engineering methods were utilized. In these instances, reservoir performance parameters such as cumulative production, producing rate, reservoir pressure, gas-oil ratio behavior, and water production were considered in estimating recovery efficiencies used in estimating gross ultimate recovery.

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In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

Gas quantities estimated herein are expressed as marketable gas at a temperature base of 60 degrees Fahrenheit (°F) and at a pressure base of 14.696 pounds per square inch absolute (psia). Marketable gas is defined as the total gas to be produced from the reservoirs after reduction for injection, flare, and shrinkage resulting from field separation and processing, but before reduction for fuel usage.

NGL volumes estimated herein include condensate, C5+, and liquefied petroleum gas (LPG), which is composed of propane and butane fractions. LPG reserves are converted from barrels to metric tons using a factor of 11.65 barrels per metric ton. LPG and C5+ reserves are the result of low-temperature plant processing. Condensate reserves estimated herein are those to be obtained by normal separator recovery.

Oil and NGL reserves estimated in this report are expressed in terms of 42 United States gallons per barrel. Oil reserves estimated herein are those to be recovered by normal field operations. For reporting purposes, oil and NGL reserves have been estimated separately and are presented herein as a summed quantity.

Reserves estimated in this report include a 10-year extension of the Rio Negro Province Concession as represented by Petrobras Argentina S.A.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

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Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the

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operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

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(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil, Condensate, C5+, and LPG Prices

Petrobras Argentina S.A. has represented that the oil, condensate, C5+, and LPG prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Petrobras Argentina S.A. provided 12-month average prices by property, each including differentials to the Medanito reference price of U.S.$76.00 per barrel. The volume-weighted average adjusted product prices attributable to estimated proved reserves were U.S.$73.13 per barrel for oil, condensate, and C5+, and U.S.$18.46 per barrel for LPG (U.S.$215.0 per metric ton). These prices were not escalated for inflation.

Gas Prices

Petrobras Argentina S.A. has represented that the gas prices are defined by contractual arrangements. The volume-weighted average adjusted product price attributable to estimated proved reserves was U.S.$5.06 per thousand cubic feet (Mcf). These prices were not escalated for inflation.

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Operating Expenses, Capital Costs, and Abandonment Costs

Operating expenses and capital costs, based on information provided by Petrobras Argentina S.A., were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. Estimates of abandonment costs were provided by Petrobras Argentina S.A. and included as a capital cost in the relevant year. All costs were projected in constant 2015 United States dollar terms. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2015, estimated proved oil, NGL, and gas reserves.

Our estimates of Petrobras Argentina S.A.’s net proved reserves attributable to the reviewed properties are based on the definition of proved reserves of the SEC and are as follows, expressed in millions of barrels (MMbbl), millions of cubic feet (MMcf), and millions of barrels of oil equivalent (MMboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2015
	Oil and NGL (MMbbl)	Marketable Gas (MMcf)	Oil Equivalent (MMboe)
Proved Developed	25.072	316,699	77.855
Proved Undeveloped	6.690	301,895	57.006

Total Proved	31.762	618,594	134.861

Notes:

1.	Gas is converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.
2.	Total proved net NGL reserves are estimated as 1.174 MMbbl.

In our opinion, the information relating to estimated proved reserves of oil, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules

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4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

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DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Petrobras Argentina S.A. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Petrobras Argentina S.A. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Thomas C. Pence, P.E.
[SEAL]	Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President of DeGolyer and MacNaughton, which company did prepare the letter report addressed to Petrobras Argentina S.A. dated January 14, 2016, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.	That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and that I have in excess of 33 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Thomas C. Pence, P.E.
[SEAL]	Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton